SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

TRINITY BIOTECH PLC

(Name of Registrant)

IDA Business Park

Bray, Co. Wicklow

Ireland

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release dated March 5, 2013

Contact:	Trinity Biotech plc	Lytham Partners LLC
	Kevin Tansley	Joe Diaz, Joe Dorame & Robert Blum
	(353)-1-2769800	602-889-9700
E-mail: kevin.tansley@trinitybiotech.com

Trinity Biotech Announces Results for Fiscal Year 2012

Profit After Tax increases by 11% to $17.3m

DUBLIN, Ireland (March 5, 2013)…. Trinity Biotech plc (Nasdaq: TRIB), a leading developer and manufacturer of diagnostic products for the point of care and clinical laboratory markets, today announced results for fiscal year 2012 and for the quarter ended December 31, 2012.

Fiscal year 2012 Results

Total revenues for fiscal year 2012 were $82.5m versus $77.9m in 2011, thus representing an increase of 6% year on year.

Point of care revenues for the year grew by 16%, from $16.6m to $19.2m driven by higher HIV sales in Africa. Meanwhile, Clinical Laboratory revenues grew by over 3%, due to higher Premier sales, though this was partially offset by adverse foreign exchange movements and weaker Fitzgerald sales.

Revenues for Q4 and fiscal year, 2012 by key product area were as follows:

	2011 Quarter 4	2012 Quarter 4	Q4 2012 vs Q4 2011	Full Year 2011	Full Year 2012	Full Year 2012 vs 2011
	US$’000	US$’000%		US$’000	US$’000%
Point of Care	3,943	4,872	23.6%	16,562	19,154	15.7%
Clinical Laboratory	16,070	15,952	(0.7%)	61,386	63,356	3.2%
Total	20,013	20,824	4.1%	77,948	82,510	5.9%

The other key achievements in 2012 were as follows:

•	Operating margin increased from 20.2% to 20.8%.

•	Profit after tax increased from $15.6m to $17.3m, representing an annual growth rate of 11%.

•	EPS increased by 11%, from 73 cents to 81 cents.

•	The annual dividend was increased by 50% from 10 cents per ADR to 15 cents per ADR.

•	Share buybacks during the year amounted to $5.3m bringing the total repurchases under the scheme to $11.4m.

•	In the first full year of launch, over 200 Premier instruments were sold in the USA, Europe (through Menarini), South-East Asia, South America and Turkey.

•

The acquisition of Fiomi Diagnostics has given Trinity access to the $1 billion point of care cardiac market. As a technology, it also has applications in many fields beyond cardiac such as infectious diseases, autoimmune, allergy and veterinary, amongst others.

•

Significant progress has been made in the development the company’s new range of point of care infectious diseases tests which will progressively become available for sale in Europe and the USA in 2013.

Quarter 4 Results

Total revenues for Q4, 2012 were $20.8m compared to $20.0m in Q4, 2011, representing an increase of 4%.

Point of Care revenues for Q4, 2012 increased by over 23% to $4.9m versus $3.9m in Q4, 2011. As in previous quarters in 2012, the increase has mainly been driven by sustained growth in HIV sales in Eastern Africa.

Clinical Laboratory revenues for the quarter were broadly flat at $16m. Strong Premier sales were offset by the impact of foreign exchange movements (i.e. weaker Euro) and lower Lyme sales due to an earlier end to the 2012 Lyme season due to adverse weather conditions.

Research and Development expenses were $0.8m thus representing a slight decrease compared to the corresponding period last year. Similarly, Selling, General and Administrative (SG&A) expenses have also fallen, from over $5.3m to $5.2m. In both cases the fall is due to the weaker Euro and serves to offset the adverse impact of currency movements on revenues.

Operating profit for the quarter was $4.4m, which compares favourably to the $4.1m achieved in Q4, 2011. Operating margins have now reached over 21% for the first time, whereas the equivalent operating margin in Q4, 2011 was 20.5%.

The tax charge this quarter was $0.4m which represents an effective tax rate of 9% versus 14% in the comparable quarter.

Profit After Tax has increased from $4.0m to $4.5m, an increase of 11% over Q4, 2011. Meanwhile, EPS for the quarter increased by 9% from 19.1 cents to 20.8 cents.

Free Cash Flows for the quarter were over $1.7m, though this was largely offset by share repurchases of $1.2m. The consequent net result was an increase in cash balances from $74.4m to $74.9m.

Recent Developments

Premier

During the quarter the Company shipped 65 of our new Premier instruments. This compares favourably to 54 in Q3, 2012 and brings the number of instruments that were shipped during 2012 to 202, thus meeting our target of in excess of 200 instruments for the year. The company is now awaiting regulatory approval for the instrument in China which is expected to be received in the coming weeks.

Fiomi Update

The company is making significant progress in the development of its new cardiac point of care tests. With regard to Troponin I, we are currently focusing on completing development of the test with a view to meeting the new FDA guidelines for Troponin I. We are also preparing for the forthcoming CE marking trials which will take place at multiple sites in Europe, commencing in Q2, 2013. CE marking remains on target for Q4, 2013 after which sales in the European market will commence. FDA trials are due to commence in Q3, 2013 with submission to the FDA scheduled for Q1, 2014.

Meanwhile, the development of the company’s BNP test is also being progressed. The test is exhibiting very high quality results and CE marking is on target to be achieved in early 2014 with FDA approval expected in early 2015.

Share buyback

During the quarter we repurchased 100,000 ADRs at an average price of $12.47 as part of our share buyback program. The total amount spent on repurchases during the quarter was approximately $1.2m. This brings the total spent since the program began to $11.4m.

Comments

Ronan O’Caoimh, CEO stated “2012 was an exceptional year for Trinity Biotech, both from a financial and strategic perspective:

•

We achieved our target of placing over 200 Premier instruments in the first full year of launch and look forward to an even more successful 2013 as we continue to grow in our existing markets, whilst also benefitting from the opportunities that the forthcoming regulatory approvals in China and Brazil will bring.

•

Our acquisition of Fiomi Diagnostics marks the entry of the company into the $1 billion cardiac point of care market. We are now approaching design freeze on our new Troponin I test, which, we believe, will be the first such point of care test capable of meeting the new FDA Troponin I guidelines. We are confident that the Troponin I product will receive CE marking before the end of this year, after which we will immediately commence selling in Europe. We will then quickly submit the product for FDA approval. We believe that this Troponin I test and our BNP test will be transformational for the company.

•

These developments come against a backdrop of growing revenues and record earnings. The 11% growth in annual profits from $15.6m to $17.3m was mirrored by an 11% growth in EPS, which increased from 73 cents to 81 cents. This was achieved through a combination of revenue growth and the improvement of operating margins to 20.8%”.

Commenting on the Q4, 2012 results, Kevin Tansley, Chief Financial Officer, said “Quarter 4 was another very successful quarter for the company. We have continued our trend of growing profits with an increase of 11% to $4.5m this quarter. Similarly, EPS grew from 19.1 cents to 20.8 cents. Meanwhile, operating margins reached over 21% for the quarter – a new milestone for the company. Free cash flows of over $1.7m were achieved despite a significant increase in capital expenditure as the development of the Fiomi cardiac platform gathers pace.”

Forward-looking statements in this release are made pursuant to the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, but not limited to, the results of research and development efforts, the effect of regulation by the United States Food and Drug Administration and other agencies, the impact of competitive products, product development commercialisation and technological difficulties, and other risks detailed in the Company’s periodic reports filed with the Securities and Exchange Commission.

Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point of care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information please see the Company’s website: www.trinitybiotech.com.

Trinity Biotech plc

Consolidated Income Statements

(US$000’s except share data)	Three Months Ended Dec 31, 2012 (unaudited)	Three Months Ended Dec 31, 2011 (unaudited)	Year Ended Dec 31, 2012 (unaudited)	Year Ended Dec 31, 2011 (audited)
Revenues	20,824	20,013	82,510	77,948
Cost of sales	(10,290)	(9,701)	(40,257)	(37,820)

Gross profit	10,534	10,312	42,253	40,128
Gross profit %	50.6%	51.5%	51.2%	51.5%
Other operating income	93	189	468	910
Research & development expenses	(765)	(862)	(3,130)	(3,206)
Selling, general and administrative expenses	(5,159)	(5,312)	(20,750)	(20,812)
Indirect share based payments	(314)	(230)	(1,675)	(1,236)

Operating profit	4,389	4,097	17,166	15,784
Financial income	532	606	2,280	2,428
Financial expenses	(26)	(2)	(88)	(12)

Net financial income	506	604	2,192	2,416

Profit before tax	4,895	4,701	19,358	18,200
Income tax expense	(426)	(657)	(2,017)	(2,607)

Profit for the period	4,469	4,044	17,341	15,593

Earnings per ADR (US cents)	20.8	19.1	81.0	73.2
Diluted earnings per ADR (US cents)	19.8	18.4	77.3	70.2
Weighted average no. of ADRs used in computing basic earnings per ADR	21,476,973	21,136,773	21,418,821	21,292,873
Weighted average no. of ADRs used in computing diluted earnings per ADR	22,563,207	22,036,512	22,443,404	22,228,149

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc

Consolidated Balance Sheets

	Dec 31, 2012 US$ ‘000 (unaudited)	Sept 30, 2012 US$ ‘000 (unaudited)	Dec 31, 2011 US$ ‘000 (audited)
ASSETS
Non-current assets
Property, plant and equipment	8,883	8,618	7,626
Goodwill and intangible assets	73,046	65,644	45,390
Deferred tax assets	4,073	3,106	2,977
Other assets	908	786	493

Total non-current assets	86,910	78,154	56,486

Current assets
Inventories	20,757	21,427	19,838
Trade and other receivables	14,457	15,569	23,973
Income tax receivable	336	302	117
Cash and cash equivalents	74,947	74,455	71,085

Total current assets	110,497	111,753	115,013

TOTAL ASSETS	197,407	189,907	171,499

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	1,134	1,125	1,106
Share premium	5,138	4,819	2,736
Accumulated surplus	158,973	155,102	143,489
Other reserves	4,135	4,011	4,001

Total equity	169,380	165,057	151,332

Current liabilities
Interest-bearing loans and borrowings	—	—	108
Income tax payable	1,092	2,061	1,582
Trade and other payables	12,824	11,795	11,589
Provisions	50	50	50

Total current liabilities	13,966	13,906	13,329

Non-current liabilities
Other payables	3,318	3,291	10
Deferred tax liabilities	10,743	7,653	6,828

Total non-current liabilities	14,061	10,944	6,838

TOTAL LIABILITIES	28,027	24,850	20,167

TOTAL EQUITY AND LIABILITIES	197,407	189,907	171,499

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc

Consolidated Statement of Cash Flows

(US$000’s)	Three Months Ended Dec 31, 2012 (unaudited)	Three Months Ended Dec 31, 2011 (unaudited)	Year Ended Dec 31, 2012 (unaudited)	Year Ended Dec 31, 2011 (unaudited)
Cash and cash equivalents at beginning of period	74,455	71,128	71,085	58,002
Operating cash flows before changes in working capital	5,973	4,998	22,285	19,965
Changes in working capital	(81)	(934)	(3,367)	(1,165)

Cash generated from operations	5,892	4,064	18,918	18,800
Net Interest received and Income taxes	83	221	1,138	1,684
Capital Expenditure & Financing (net)	(4,236)	(1,975)	(12,920)	(8,243)

Free cash flow	1,739	2,310	7,136	12,241
Proceeds from sale of Coagulation product line	—	—	11,250	11,250
Cash paid to acquire Phoenix Bio-tech	—	(333)	(333)	(2,166)
Cash paid to acquire Fiomi Diagnostics	—	—	(5,624)	—
Dividend Payment	—	—	(3,223)	(2,149)
Repurchase of own company shares	(1,247)	(2,020)	(5,344)	(6,093)

Cash and cash equivalents at end of period	74,947	71,085	74,947	71,085

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
(Registrant)

By:	/s/ Kevin Tansley
Kevin Tansley
Chief Financial Officer

Date: March 6, 2013.